Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

Laura E. Flores

Direct Phone: +1.202.373.6101

laura.flores@morganlewis.com

April 30, 2015

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Alison White

Re:	Penn Series Funds, Inc. - Post-Effective Amendment No. 75 to the Registration
Statement	on Form N-1A; File Nos. 2-77284 and 811-03459

Dear Ms. White:

This letter responds to comments conveyed to us by telephone on March 23, 2015 relating to the Penn Series Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 75, as filed on February 27, 2015, for the purpose of revising the principal investment strategies of the Limited Maturity Bond Fund, Quality Bond Fund, Small Cap Value Fund, Large Cap Value Fund, and Flexibly Managed Fund and the investment objectives of the Money Markey Fund, Limited Maturity Bond Fund, and Quality Bond Fund (each, a “Fund” and collectively, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) included in the Registrant’s registration statement.

1.	Comment. For those Funds that invest in derivatives and are subject to Rule 35d-1, please explain how derivatives will be valued for purposes of the 80% investment requirement.

Response. For purposes of determining a Fund’s compliance with its 80% investment policy adopted pursuant to Rule 35d-1, the Fund generally will include the market value of derivative instruments. However, the Registrant may use a derivative instrument’s notional value where it believes the notional value is a more accurate reflection of the investment exposure provided by the instrument.

2.	Comment. For the Money Market Fund, consider adding risk disclosure about the potential impact of the new money market fund rules.

Response. We have added regulatory-related risk disclosure as suggested.

3.	Comment. For the Money Market Fund, please confirm repurchase agreements remains a principal investment of the Fund and revise the Fund’s principal risk disclosure, if appropriate.

Almaty  Astana  Beijing  Boston   Brussels  Chicago  Dallas   Dubai  Frankfurt  Harrisburg  Hartford  Houston  London
  Los Angeles  Miami  Moscow   New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton
  San Francisco  Santa Monica  Silicon Valley  Tokyo  Washington  Wilmington

Ms. Alison White

April 30, 2015

Response. The Registrant confirms that repurchase agreements remain a principal investment of the Fund. The risk associated with the Fund’s investment in repurchase agreements is described in the Item 4 and Item 9 discussion of Counterparty Risk.

4.	Comment. For the Quality Bond Fund, please disclose the average duration of the Barclays U.S. Aggregate Index as of a reasonably recent date.

Response. We have revised the disclosure as requested.

5.	Comment. For the Large Cap Value Fund, please disclose the difference between an equity REIT and a REIT.

Response. We have revised the disclosure as requested.

6.	Comment. For the Large Cap Value Fund, please disclose what a 144A security is and include related principal risk disclosure. Please also consider the accuracy of the third to last sentence of the last paragraph of the Fund’s “Principal Investment Strategy” section in light of the fact that certain 144A securities may be deemed to be illiquid securities.

Response. We have revised the disclosure as requested.

7.	Comment. For the Large Cap Value Fund, please confirm that interest rate risk is a principal risk of the Fund and explain what aspect of the Fund’s principal investment strategy gives rise to this risk.

Response. The Registrant confirms interest rate risk is a principal risk of the Fund and is attributable to the Fund’s investment in convertible securities.

8.	Comment. For the Small Cap Value Fund, please confirm whether the Fund invests in other investment companies to a principal extent. If so, please revise the Fund’s Item 4 principal investment strategy discussion accordingly.

Response. The Registrant confirms the Small Cap Value Fund will not invest in other investment companies to a principal extent. We have revised the Fund’s principal risk disclosure accordingly.

9.	Comment. Please confirm whether the Flexibly Managed Fund invests in other investment companies to a principal extent. If so, please revise the Fund’s Item 4 principal investment strategy discussion to reflect the Fund’s investment in other investment companies. If not, please revise the Fund’s Item 9 disclosure as appropriate.

Ms. Alison White

April 30, 2015

Response. The Registrant confirms the Flexibly Managed Fund will not invest in other investment companies to a principal extent. We have revised the Fund’s Item 9 disclosure accordingly.

10.	Comment. The Item 9 discussion related to the Flexibly Managed Fund indicates the Fund’s investments may be concentrated in the banking industry. If accurate, please add corresponding Item 4 principal risk disclosure.

Response. We have added corresponding principal risk disclosure to the Fund’s Item disclosure.

11.	Comment. Please confirm whether any Fund invests in credit default swaps to a principal extent. If not, please revise the Funds’ Item 9 principal risk disclosure as appropriate.

Response. The Penn Series High Yield Bond Fund, which was not included in the Registrant’s 485(a) filing but will be included in the Registrant’s subsequent 485(b) filing, may invest in credit default swaps to a principal extent. As a result, we have not revised the Funds’ Item 9 principal risk disclosure.

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101 or Chris Menconi at 202.373.6173.

Ms. Alison White

April 30, 2015

Sincerely yours,

/s/ Laura E. Flores
Laura E. Flores

cc:	Christopher D. Menconi, Esq.
K. Michael Carlton, Esq.